The Lee Gardens, 33 Hysan Avenue,
Causeway Bay, Hong Kong
Tel: (852) 2895 5777   Fax: (852) 2577 5153
www.hysan.com.hk

Direct Tel : 2830 5130
Direct Fax : 2577 5219
E-mail : terese.wong@hysan.com.hk

Our Ref : SEC/TW/USSEC/L274-07cc/fy
Your Ref :

21 September 2007

Exemption No. 82-1617

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA
Mailstop: 3-2

BY AIR MAIL

07026991

SUPPL

Dear Sirs,

Hysan Development Company Limited (the "Company"), Exemption No. 82-1617
- Repurchases of the Company's securities

We, a company incorporated in Hong Kong, furnish a copy of Form G – Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited published on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk dated 20 September 2007 regarding the subject matter for your records.

Yours faithfully,
For and on behalf of
HYSAN DEVELOPMENT COMPANY LIMITED

Terese Wong
Head of Legal & Secretarial Services

Enc.

TW/PLW

PROCESSED
OCT 0 3 2007
THOMSON
FINANCIAL

APPENDIX 5

FORM OF SHARE BUYBACK REPORT TO THE STOCK EXCHANGE
OF HONG KONG LIMITED ("THE EXCHANGE")

FORM G

To: The Head of the Listing Division
    The Listing Division
    The Stock Exchange of Hong Kong Limited

Date: 20 September 2007

Dear Sir,

Name of Company: Hysan Development Company Limited

Description of Securities: Ordinary shares

A.   Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid $	Lowest Price Paid $	Total Paid $
20 September 2007	1,132,000	On the Exchange	21.90	21.60	24,587,049.97
Total	**1,132,000**				**24,587,049.97**

*   Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B.   Additional Information for company's whose primary listing is on the Exchange

    1.   Number of such securities purchased on the Exchange in the
        year to date (since ordinary resolution)   (a)   20,561,000

    2.   % of issued share capital at time ordinary resolution
        passed acquired on the Exchange since date of resolution

$$\left(\frac{(a) \times 100}{\text{issued share capital}} \right)$$
                                    1.94838   %

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 4 April 2007 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,
Wendy W.Y. Yung
Company Secretary
Hysan Development Company Limited

Hysan希慎

The Lee Gardens, 33 Hysan Avenue,
Causeway Bay, Hong Kong
Tel: (852) 2895 5777   Fax: (852) 2577 5153
www.hysan.com.hk

Direct Tel : 2830 5130
Direct Fax : 2577 5219
E-mail : terese.wong@hysan.com.hk

Our Ref : SEC/TW/USSEC/L272-07cc/fy
Your Ref :

20 September 2007

Exemption No. 82-1617

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA
Mailstop: 3-2

BY AIR MAIL

Dear Sirs,

**Hysan Development Company Limited (the "Company"), Exemption No. 82-1617
- Repurchases of the Company's securities**

We, a company incorporated in Hong Kong, furnish a copy of Form G – Form of Share
Buyback Report to The Stock Exchange of Hong Kong Limited published on the website of
Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk dated 19 September 2007
regarding the subject matter for your records.

Yours faithfully,
For and on behalf of
HYSAN DEVELOPMENT COMPANY LIMITED

Terese Wong
Head of Legal & Secretarial Services

Enc.

TW/PLW

APPENDIX 5

FORM OF SHARE BUYBACK REPORT TO THE STOCK EXCHANGE
OF HONG KONG LIMITED ("THE EXCHANGE")

FORM G

To: The Head of the Listing Division
    The Listing Division
    The Stock Exchange of Hong Kong Limited

Date: 19 September 2007

Dear Sir,

Name of Company: Hysan Development Company Limited

Description of Securities: Ordinary shares

A.   Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid $	Lowest Price Paid $	Total Paid $
19 September 2007	4,315,000	On the Exchange	22.00	21.50	94,205,349.40
Total	**4,315,000**				94,205,349.40

*   Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B.   Additional Information for company's whose primary listing is on the Exchange

1.   Number of such securities purchased on the Exchange in the
year to date (since ordinary resolution)   (a)   19,429,000

2.   % of issued share capital at time ordinary resolution
passed acquired on the Exchange since date of resolution

$$\left(\frac{(a) \times 100}{\text{issued share capital}} \right)$$ 1.84111   %

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 4 April 2007 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,
Wendy W.Y. Yung
Company Secretary
Hysan Development Company Limited

Hysan 希慎

RECEIVED

'07 OCT -2 A 9:2?

Direct Tel : 2830 5130
Direct Fax : 2577 5219
E-mail : terese.wong@hysan.com.hk

The Lee Gardens, 33 Hysan Avenue,
Causeway Bay, Hong Kong
Tel: (852) 2895 5777   Fax: (852) 2577 5153
www.hysan.com.hk

Our Ref : SEC/TW/USSEC/L259-07cc/fy
Your Ref :

17 September 2007

Exemption No. 82-1617

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA
Mailstop: 3-2

BY AIR MAIL

SUPPL

Dear Sirs,

Hysan Development Company Limited (the "Company"), Exemption No. 82-1617
- Repurchases of the Company's securities

We, a company incorporated in Hong Kong, furnish a copy of Form G – Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited published on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk dated 14 September 2007 regarding the subject matter for your records.

Yours faithfully,
For and on behalf of
HYSAN DEVELOPMENT COMPANY LIMITED

Terese Wong
Head of Legal & Secretarial Services

Enc.

TW/PLN

FORM OF SHARE BUYBACK REPORT TO THE STOCK EXCHANGE OF HONG KONG LIMITED ("THE EXCHANGE")

FORM G

To: The Head of the Listing Division
    The Listing Division
    The Stock Exchange of Hong Kong Limited

Date: 14 September 2007

Dear Sir,

Name of Company: Hysan Development Company Limited

Description of Securities: Ordinary shares

A.   Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid $	Lowest Price Paid $	Total Paid $
14 September 2007	520,000	On the Exchange	21.65	21.55	11,245,894.60
Total	**520,000**				**11,245,894.60**

*   Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B.   Additional Information for company's whose primary listing is on the Exchange

1.   Number of such securities purchased on the Exchange in the
      year to date (since ordinary resolution)   (a)____ 12,424,000

2.   % of issued share capital at time ordinary resolution
      passed acquired on the Exchange since date of resolution

$$\left(\frac{(a) \times 100}{\text{issued share capital}} \right)$$ 1.17731   %

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 4 April 2007 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,
Wendy W.Y. Yung
Company Secretary
Hysan Development Company Limited

Hysan 希慎

RECEIVED

2001 OCT -2 A 9: 15

Direct Tel : 2830 5130
Direct Fax : 2577 5219
E-mail : terese.wong@hysan.com.hk

The Lee Gardens, 33 Hysan Avenue,
Causeway Bay, Hong Kong
Tel: (852) 2895 5777   Fax: (852) 2577 5153
www.hysan.com.hk

Our Ref : SEC/TW/USSEC/L270-07cc/fy
Your Ref :

19 September 2007

Exemption No. 82-1617

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA
Mailstop: 3-2

BY AIR MAIL

SUPPL

Dear Sirs,

**Hysan Development Company Limited (the "Company"), Exemption No. 82-1617
- Repurchases of the Company's securities**

We, a company incorporated in Hong Kong, furnish a copy of Form G – Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited published on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk dated 18 September 2007 regarding the subject matter for your records.

Yours faithfully,
For and on behalf of
HYSAN DEVELOPMENT COMPANY LIMITED

Terese Wong
Head of Legal & Secretarial Services

Enc.

TW/PL

APPENDIX 5

FORM OF SHARE BUYBACK REPORT TO THE STOCK EXCHANGE OF HONG KONG LIMITED ("THE EXCHANGE")

FORM G

To: The Head of the Listing Division
    The Listing Division
    The Stock Exchange of Hong Kong Limited

Date: 18 September 2007

Dear Sir,

Name of Company: Hysan Development Company Limited

Description of Securities: Ordinary shares

A.   Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid $	Lowest Price Paid $	Total Paid $
18 September 2007	1,075,000	On the Exchange	21.35	20.75	22,554,698.69
Total	**1,075,000**				**22,554,698.69**

*   Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B.   Additional Information for company's whose primary listing is on the Exchange

1.   Number of such securities purchased on the Exchange in the
    year to date (since ordinary resolution)   (a)   15,114,000

2.   % of issued share capital at time ordinary resolution
    passed acquired on the Exchange since date of resolution

$$\left(\frac{(a) \times 100}{\text{issued share capital}} \right)$$

    1.43222   %

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 4 April 2007 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,
Wendy W.Y. Yung
Company Secretary
Hysan Development Company Limited

END